Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

Nine Months Ended	Year Ended December 31,
2004	2003	2002	2001	2000	1999

2.2	2.2	1.1	1.7	1.8	2.3

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investees.  Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	Nine Months Ended	Years Ended December 31,
	2004	2003	2002	2001	2000	1999
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$101,858	$126,021	$6,240	$65,075	$77,424	$105,340
Interest expense (including amortization of debt discount and issuing costs)	79,249	101,868	93,320	83,678	92,915	81,412
Distributions from equity investee	209	946	3,761	325	—	—
Interest component of rental expense	316	445	428	426	330	341
Total	$181,632	$229,280	$103,749	$149,504	$170,669	$187,093

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$79,261	$101,868	$93,320	$83,678	$92,915	$81,412
Capitalized interest	4,603	4,266	3,733	2,635	436	126
Interest component of rental expense	316	445	428	426	330	341
Total	$84,180	$106,579	$97,481	$86,739	$93,681	$81,879

RATIO OF EARNINGS TO FIXED CHARGES	2.2	2.2	1.1	1.7	1.8	2.3